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                                                    Exhibit 18
                                                    Form 10-Q
                                                    For the Three
                                                    Months Ended
                                                    December 31, 1998



                 Preferability Letter on Accounting Change from
                           PricewaterhouseCoopers LLP



Lucent Technologies Inc.
600 Mountain Avenue
Murray Hill, New Jersey 07974


We are providing this letter to you for inclusion as an exhibit to your Form 10-Q for the quarterly period ended December 31, 1998 pursuant to Item 601 of Regulation S-K.

We have read management's justification for the change in method for determining the annual expected return on plan assets of the Company's pension and postretirement plans contained in the Company's Form 10-Q for the quarterly period ended December 31, 1998. Based on our reading of the data and discussions with Company officials of business judgment and business planning factors relating to the change, we believe management's justification to be reasonable. Accordingly, we concur that the newly adopted accounting principle described above is preferable in the Company's circumstances to the method previously applied.

We have not audited any financial statements of Lucent Technologies Inc. as of any date or for any period subsequent to September 30, 1998 nor have we audited the application of the change in accounting principle disclosed in Form 10-Q of Lucent Technologies Inc. for the quarterly period ended December 31, 1998; accordingly, our comments are subject to revision on completion of an audit of the consolidated financial statements that include the accounting change.


                                PricewaterhouseCoopers LLP